Vestal & Wiler
                          Certified Public Accountants



Securities and Exchange Commission
Washington, DC  20549

We were previously the independent auditors for Pre-Cell Solutions, Inc. (a Colorado Corporation), and on November 12, 1999, we reported on the consolidated financial statements of Pre-Cell Solutions, Inc. (a Colorado Corporation) as of April 30, 1999 and 1998 and each of the years then ended. On July 14, 2000, we were dismissed as independent auditor's of Pre-Cell Solutions, Inc. During our term as Independent Certified Public Accountants, we did not have any disagreements on any material accounting or disclosure requirements.

                                                      /s/  Vestal & Wiler

                                                      Vestal & Wiler

July 14, 2000




             201 East Pine Street, Suite 801 Orlando, Florida 32801
                         407/843-4433 FAX 407/841-6694